SMIC releases preliminary version of three 65-nanometer Standard Cell Libraries

Shanghai [2009-01-21]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) today announced the preliminary release of three in-house 65-nanometer standard cell libraries. The libraries include a high performance Very High Speed (VHS) library, a density and performance optimized High Speed (HS) library, and a power management kit (PMK) for the High Speed (HS) library.

These libraries offer a number of technology advantages and design innovations, including an extensive characterization for timing and power, a wide range of drive sizes and functions, and the optimization for density, speed and power. In the Very High Speed (VHS) and High Speed (HS) libraries, tapless cells are developed to enhance the density; current source modeling is implemented for more accurate timing, noise, and power simulations. Power management kit (PMK) is available for High Speed (HS) library users to develop advanced low power designs. All three libraries are designed to support a wide range of EDA tools. Preliminary versions of the libraries have been released to customers. SMIC offers three standard cell libraries free of charge to all licensees.

“The new 65nm standard cell libraries are complete libraries designed to meet industry standards and closely follow design for manufacturing (DFM) rules,” said Paul OuYang, Vice President of Corporate Marketing. “As the libraries were developed by SMIC, they are customized to our process, which allows us to better serve our customers.”

SMIC also has a High Density (HD) library under development that will be optimized for high density and low power. Once complete, these libraries will greatly enhance SMIC’s 65nm manufacturing abilities. “We have a complete roadmap in place, aiming to release Version 1.0 for the VHS, HS, and PMK libraries in the second quarter of 2009,” said Paul OuYang. “In the very near future, we will be able to serve all customers interested in 65nm technology.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

For more information, please contact:

Reiko Chang
Corporate Relations
TEL: +86 21 3861 0000 ext 10544
Email: Reiko—Chang@smics.com